Exhibit (a)(1)(A)

COMPANY NOTICE

To the Holders of

TRANSOCEAN INC.

1.50% Series B Convertible Senior Notes due 2037

CUSIP 893830 AV 1*

Reference is hereby made to the Indenture dated as of December 11, 2007 between Transocean Inc. (the “Company”) and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as supplemented by the Second Supplemental Indenture thereto dated as of December 11, 2007 between the Company and the Trustee and the Third Supplemental Indenture thereto dated as of December 18, 2008 among the Company, Transocean Ltd. (the “Guarantor”) and the Trustee (as so supplemented, the “Indenture”), pursuant to which the 1.50% Series B Convertible Senior Notes due 2037 of the Company (the “Notes”) were issued and pursuant to which the Notes were subsequently guaranteed by the Guarantor.

In accordance with the Indenture, at the option of each holder of the Notes, the Notes will be purchased by the Company for $1,000 in cash per $1,000 principal amount of the Notes plus accrued and unpaid interest to, but excluding, the Repurchase Date as defined below (the “Repurchase Price”), subject to the terms and conditions of the Indenture, the Notes and this Company Notice and related offer materials, as amended and supplemented from time to time (the “Offer”).  However, because the Repurchase Date is after a record date and on the interest payment date, the interest will be paid on the regular interest payment date to the holder of record on the record date.  Holders may surrender their Notes at any time during the period beginning on November 16, 2011 and expiring at 5:00 p.m., New York City time, on December 15, 2011.  This Company Notice is being sent pursuant to the provisions of Section 12.02 of the Indenture.

To accept the Offer by the Company to purchase the Notes and receive payment of the Repurchase Price, you must validly surrender the Notes and the enclosed Repurchase Notice (the “Repurchase Notice”) to the Paying Agent (and not have withdrawn such surrendered Notes and the Repurchase Notice) before 5:00 p.m., New York City time, on December 15, 2011 (the “Repurchase Date”).  Notes surrendered for purchase may be withdrawn at any time before the Repurchase Date.  The right of holders to surrender Notes for purchase in the Offer expires at 5:00 p.m., New York City time, on the Repurchase Date.

HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

The name and address of the Trustee, as Paying Agent, is as follows:

By Registered & Certified Mail:	By Regular Mail or Overnight Courier:

WELLS FARGO BANK, N.A. Corporate Trust Operations MAC N9303-121 PO Box 1517 Minneapolis, MN 55480	WELLS FARGO BANK, N.A. Corporate Trust Operations MAC N9303-121 Sixth & Marquette Avenue Minneapolis, MN 55479

In Person by Hand Only:

WELLS FARGO BANK, N.A.
12th Floor - Northstar East Building
Corporate Trust Operations
608 Second Avenue South
Minneapolis, MN 55402

Dated: November 16, 2011	WELLS FARGO BANK, NATIONAL ASSOCIATION,
TRUSTEE on behalf of Transocean Inc.

NOTICE:

Copies of this Company Notice may be obtained from the Paying Agent at its address set forth above.

*        No representation is made as to the correctness of such number either as printed on the Notes or as contained in this notice, and reliance may be placed only on the other identification printed on the Notes.

TABLE OF CONTENTS

SUMMARY TERM SHEET			1
IMPORTANT INFORMATION CONCERNING THE OFFER			3
1.		Information Concerning the Company and the Guarantor	3
2.		Information Concerning the Notes	4
	2.1.	The Company’s Obligation to Purchase the Notes	4
	2.2.	Repurchase Price	5
	2.3.	Conversion Rights of Notes	5
	2.4.	Market for the Notes and the Shares of the Guarantor	6
	2.5.	Redemption	6
	2.6.	Fundamental Change	7
	2.7.	Ranking	7
3.		Procedures to be Followed by Holders Electing to Surrender Notes for Purchase	7
	3.1.	Method of Delivery	7
	3.2.	Repurchase Notice	7
	3.3.	Delivery of Notes	7
4.		Right of Withdrawal	8
5.		Payment for Surrendered Notes	8
6.		Notes Acquired	9
7.		Plans or Proposals of the Guarantor	9
8.		Interests of the Directors, Executive Officers and Affiliates of the Company and the Guarantor in the Notes	9
9.		Purchases of Notes by the Company, the Guarantor and their Affiliates	10
10.		Material United States Federal Income Tax Considerations	10
11.		Additional Information	12
12.		No Solicitation	13
13.		Definitions	13
14.		Conflicts	13

No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and the accompanying Repurchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized.   This Company Notice and the accompanying Repurchase Notice do not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances or jurisdiction in which such offer or solicitation is unlawful.  The delivery of this Company Notice shall not under any circumstances create any implication that the information contained herein is current as of any time subsequent to the date of such information.  None of the Company, the Guarantor or their respective boards of directors or employees are making any representation or recommendation to any holder as to whether to surrender such holder’s Notes.  You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Notes for purchase and, if so, the amount of Notes to surrender.

i

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Offer.  To understand the Offer fully and for a more complete description of the terms of the Offer, we urge you to read carefully the remainder of this Company Notice and the accompanying Repurchase Notice because the information in this summary is not complete and those documents contain additional important information.

•      Who is offering to purchase my Notes?

Transocean Inc., a Cayman Islands exempted company, is offering to purchase all outstanding 1.50% Series B Convertible Senior Notes due 2037 issued by it that are surrendered for purchase at the option of the holder thereof.  As of November 15, 2011, there was approximately $1.7 billion aggregate principal amount of Notes outstanding.

•      Why is the Company making the Offer?

Transocean is required to make the Offer under the terms of the Indenture and the Notes.

•      How much is the Company offering to pay?

Under the terms of the Indenture and the Notes, the Company will pay, in cash, a Repurchase Price of $1,000 per $1,000 principal amount of the Notes plus accrued and unpaid interest up to but excluding the Repurchase Date with respect to any and all Notes validly surrendered for purchase and not withdrawn.  However, because the Repurchase Date is after a record date and on the interest payment date, the interest will be paid on the regular interest payment date to the holder of record on the record date.

•      What is the form of payment?

Under the terms of the Indenture, the Company must pay the Repurchase Price in cash with respect to any and all Notes validly surrendered for purchase and not withdrawn.

•      Are the Notes convertible into shares?

The Notes are convertible in certain circumstances into cash and a number of shares of the Guarantor determined as specified in the Indenture and the terms of the Notes.  However, the Notes are not currently convertible because these circumstances have not been satisfied.  The current conversion rate of the Notes is 6.0944, equivalent to a conversion price per share of approximately $164.08.  This conversion rate is subject to adjustment upon the occurrence of certain corporate events but not for accrued interest.  In addition, if certain fundamental changes occur on or before December 20, 2011, the Company will in some cases increase the conversion rate for a holder electing to convert Notes in connection with such fundamental change.

•      How can I determine the market value of the Notes?

There is no established reporting system or market for trading in the Notes.  To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Guarantor’s operating results and the market for similar securities.  Holders are urged to obtain, to the extent available, current market quotations for the Notes prior to making any decision with respect to the Offer.

•      What do the boards of directors of the Company and the Guarantor think of the Offer?

Neither the board of directors of the Company nor the board of directors of the Guarantor has made any recommendation as to whether you should surrender your Notes for purchase.  You must make your own decision whether to surrender your Notes for purchase and, if so, the amount of Notes to surrender.

•      When does the Offer expire?

The Offer expires at 5:00 p.m., New York City time, on December 15, 2011.  The Company does not plan to extend the period you have to accept the Offer unless required to do so by federal securities laws.

•      What are the conditions to the Company’s purchase of the Notes?

Provided that the Company’s purchase of validly surrendered Notes is not unlawful, that purchase will not be subject to any other conditions.

•      How do I surrender my Notes?

To surrender your Notes for purchase pursuant to the Offer, you must deliver the required documents to Wells Fargo Bank, National Association, as paying agent, no later than 5:00 p.m., New York City time, on December 15, 2011, as described below.  Holders that surrender through DTC need not submit a physical repurchase notice to the paying agent if such holders comply with the transmittal procedures of DTC.

•      A holder whose Notes are held in certificated form must properly complete and execute the Repurchase Notice, and deliver the notice to the Paying Agent, with any other required documents and the certificates representing the Notes to be surrendered for purchase.

•      A holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if that holder desires to surrender its Notes and instruct that nominee to surrender the Notes on the holder’s behalf.

•      A holder who is a DTC participant should surrender its Notes electronically through DTC’s Automated Tenders over the Participant Terminal System (“ATOP”), subject to the terms and procedures of that system.

•      If I surrender, when will I receive payment for my Notes?

The Company will accept for payment all validly surrendered Notes immediately upon expiration of the Offer.  The Company will forward to the Paying Agent, prior to 11:00 a.m., New York City time, on December 16, 2011, an amount of cash sufficient to pay the aggregate Repurchase Price for all Notes that have been validly surrendered for purchase and not withdrawn, and the Paying Agent will promptly distribute the cash to the holders in accordance with the terms of the Indenture and the Notes.  The Repurchase Price for any Notes that have been validly surrendered for purchase and not withdrawn will be paid promptly following the later of December 16, 2011 and the time of surrender of such Notes to the Paying Agent.

•      Until what time can I withdraw previously surrendered Notes?

You can withdraw Notes previously surrendered for purchase at any time until 5:00 p.m., New York City time, on December 15, 2011.

•      How do I withdraw previously surrendered Notes?

To withdraw previously surrendered Notes, you must deliver an executed written notice of withdrawal, or a facsimile of one, to the paying agent prior to 5:00 p.m., New York City time, on December 15, 2011.  Holders that withdraw through DTC need not submit a physical notice of withdrawal to the Paying Agent if such holders comply with the withdrawal procedures of DTC.

•      Do I need to do anything if I do not wish to surrender my Notes for purchase?

No.  If you do not deliver a properly completed and duly executed Repurchase Notice to the Paying Agent or surrender your Notes electronically through ATOP before the expiration of the Offer, the Company will not purchase your Notes and such Notes will remain outstanding subject to their existing terms.

•      If I choose to surrender my Notes for purchase, do I have to surrender all of my Notes?

No.  You may surrender all of your Notes, a portion of your Notes or none of your Notes for purchase.  If you wish to surrender a portion of your Notes for purchase, however, you must surrender your Notes in a principal amount of $1,000 or in integral multiples of $1,000.

•      If I do not surrender my Notes for purchase, will I continue to be able to exercise my conversion rights?

Yes.  If you do not surrender your Notes for purchase, your conversion rights will not be affected.  You will continue to have the right to convert the Notes in certain circumstances into cash and a number of shares of the Guarantor determined as specified in the Indenture and the terms of the Notes.  However, the Notes are not currently convertible because these circumstances have not been satisfied.

•      If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Notes for purchase in the Offer?

The receipt of cash in exchange for Notes pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes.  You should consult with your own tax advisor regarding the actual tax consequences to you.

•      Who is the Paying Agent?

Wells Fargo Bank, National Association, the trustee for the Notes, is serving as Paying Agent in connection with the Offer.  Its address and telephone number are set forth on the front cover page of this Company Notice.

•      Who can I talk to if I have questions about the Offer?

Questions and requests for assistance in connection with the surrender of Notes for purchase pursuant to the Offer may be directed to Wells Fargo Bank, National Association at 1 (800) 344-5128.

IMPORTANT INFORMATION CONCERNING THE OFFER

1.             Information Concerning the Company and the Guarantor.

Transocean Inc.

Transocean Inc., a Cayman Islands company (the “Company”), is a direct, wholly-owned subsidiary of Transocean Ltd., a Swiss corporation (the “Guarantor”, and together with its subsidiaries and predecessors, unless the context requires otherwise, “we,” “us” or “our”).  Substantially all of the Guarantor’s operations are conducted through subsidiaries of the Company.

The Company’s principal executive offices are located at 70 Harbour Drive, Grand Cayman, Cayman Islands KY1-1003, and its telephone number at that address is (345) 745-4500.

On December 18, 2008, pursuant to an agreement and plan of merger, dated as of October 9, 2008, among the Company, the Guarantor and Transocean Cayman Ltd., a Cayman Islands company and a wholly-owned subsidiary of the Guarantor (“Transocean-Acquisition”), the Company merged by way of schemes of arrangement under Cayman Islands law (the “Schemes of Arrangement”) with Transocean-Acquisition, with the Company as the surviving company (the “Transaction”).  Under the terms of the Schemes of Arrangement, each holder of ordinary shares of the Company outstanding immediately prior to the Transaction received one share of the Guarantor in exchange for each outstanding ordinary share of the Company.  Upon the completion of the Transaction, the Company became a wholly-owned subsidiary of the Guarantor, and the Guarantor fully and unconditionally guaranteed the Notes.

Transocean Ltd.

The Guarantor, through its subsidiaries, is the leading international provider of offshore contract drilling services for oil and gas wells. As of November 15, 2011, we owned, had partial ownership interests in or operated 135 mobile offshore drilling units, excluding two Ultra-Deepwater Drillships and four High-Specification Jackups under construction. As of this date, our fleet consisted of 50 High-Specification Floaters (Ultra-Deepwater, Deepwater and Harsh Environment semisubmersibles and drillships), 25 Midwater Floaters, nine High-Specification Jackups, 50 Standard Jackups and one swamp barge.

We believe our mobile offshore drilling fleet is one of the most modern and versatile fleets in the world. Our primary business is to contract our drilling rigs, related equipment and work crews predominantly on a dayrate basis to drill oil and gas wells. We specialize in technically demanding segments of the offshore drilling business with a particular focus on deepwater and harsh environment drilling services. We also provide oil and gas drilling management services on either a dayrate basis or a completed-project, fixed-price (or “turnkey”) basis, as well as drilling engineering and drilling project management services, and we participate in oil and gas exploration and production activities.

Transocean Ltd. is a Swiss corporation with its registered office at Turmstrasse 30, CH-6300 Zug, Switzerland, and its principal executive offices located at Chemin de Blandonnet 10, CH-1214 Vernier, Switzerland. Transocean Ltd.’s telephone number at that address is +41 22 930 9000. Transocean Ltd.’s shares are listed on the New York Stock Exchange under the symbol “RIG” and on the SIX Swiss Exchange under the symbol “RIGN.”

2.             Information Concerning the Notes.

The Company issued the Notes under an Indenture dated as of December 11, 2007 between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as supplemented by the Second Supplemental Indenture thereto dated as of December 11, 2007 between the Company and the Trustee and the Third Supplemental Indenture thereto dated as of December 18, 2008 among the Company, the Guarantor and the Trustee (the “Third Supplemental Indenture”).  The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated December 5, 2007 to the prospectus dated December 3, 2007 and under the caption “Description of Debt Securities” in that prospectus is incorporated by reference herein.  Under the terms of the Third Supplemental Indenture, the Guarantor fully and unconditionally guaranteed the obligations of the Company under the Indenture and agreed that, upon conversion of the Notes, holders of the Notes would receive shares of the Guarantor instead of ordinary shares of the Company.

2.1.         The Company’s Obligation to Purchase the Notes.

Under the terms of the Notes, each holder of the Notes may require the Company to purchase all or a portion of the holder’s Notes validly surrendered for purchase and not withdrawn on December 15, 2011 (the “Repurchase Date”).

The Offer expires at 5:00 p.m., New York City time, on December 15, 2011.  The Company does not plan to extend the period holders of Notes have to accept the Offer unless required to do so by federal securities laws.  If holders do not validly surrender their Notes before the expiration of the Offer, their Notes will remain outstanding subject to the existing terms of the Indenture and the Notes.

Assuming no Event of Default (as defined in the Indenture) has occurred and is continuing, the purchase by the Company of validly tendered Notes is not subject to any conditions other than the purchase being lawful.  The Company may not repurchase the Notes if an Event of Default has occurred and is continuing.

If any Notes remain outstanding following expiration of the Offer, the Company will become obligated to purchase any then-remaining Notes, at the option of the holders, in whole or in part, on December 14, 2012, December 15, 2017, December 15, 2022, December 15, 2027 and December 15, 2032, respectively, at purchase prices equal to 100% of the principal amount thereof plus accrued and unpaid interest to, but excluding, such repurchase date.

2.2.         Repurchase Price.

Under the terms of the Notes, the purchase price for the Notes in the Offer is equal to $1,000 per $1,000 principal amount thereof plus accrued and unpaid interest up to but excluding the Repurchase Date (the “Repurchase Price”).  However, because the Repurchase Date is after a record date and on the interest payment date, the interest will be paid on the regular interest payment date to the holder of record on the record date.  The Company will pay the Repurchase Price in cash with respect to any and all Notes validly surrendered for purchase and not withdrawn.  The Company will accept Notes surrendered for purchase only in principal amounts equal to $1,000 or integral multiples thereof.  If the Paying Agent holds cash sufficient to pay the Repurchase Price of the Notes tendered and not withdrawn on the business day following the Repurchase Date, then (a) such Notes will cease to be outstanding, (b) interest, if any, will cease to accrue on such Notes and (c) the rights of the holders of such Notes will terminate.

The Repurchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or of shares of the Guarantor.  Accordingly, the Repurchase Price may be significantly higher or lower than the current market price of the Notes.  Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and shares of the Guarantor before making a decision whether to surrender their Notes for purchase.

None of the Company, the Guarantor or their respective boards of directors or employees are making any recommendation to holders as to whether to surrender or refrain from surrendering Notes for purchase pursuant to this Company Notice.  Each holder must make his or her own decision whether to surrender his or her Notes for purchase and, if so, the principal amount of Notes to surrender based on that holder’s assessment of current market value of the Notes and the shares of the Guarantor and other relevant factors.

2.3.         Conversion Rights of Notes.

The Notes are convertible in certain circumstances into cash and a number of shares of the Guarantor determined as specified in the Indenture and the terms of the Notes.  The Notes are convertible under the following circumstances:

•      during any calendar quarter commencing after March 31, 2008, and only during such calendar quarter, if for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter, the last reported sale price per share of the Guarantor is more than 130% of the conversion price per share of the Guarantor for the Notes on the last trading day of such preceding calendar quarter;

•      prior to the stated maturity, during the five consecutive business-day period following any five consecutive trading-day period in which the average of the trading price per $1,000 principal amount of Notes was equal to or less than 98% of the average conversion value of the Notes during such five trading-day period;

•      during specified periods upon the occurrence of specified distributions to holders of shares of the Guarantor or specified corporate transactions;

•      if the Notes have been called for redemption, at any time prior to the close of business on the business day immediately preceding the redemption date; or

•      at any time on or after September 15, 2037 until the close of business on the business day prior to the stated maturity of the Notes.

As of November 15, 2011, these conditions had not been satisfied.

The current conversion rate of the Notes is 6.0944, equivalent to a conversion price per share of approximately $164.08.  This conversion rate is subject to adjustment upon the occurrence of certain corporate events but not for accrued interest.  In addition, if certain fundamental changes occur on or before December 20, 2011, the Company will in some cases increase the conversion rate for a holder electing to convert Notes in connection with such fundamental change.

Holders that do not surrender their Notes for purchase pursuant to the Offer will maintain the right to convert their Notes, subject to the terms, conditions and adjustments specified in the Indenture and in the Notes.  Any Note as to which a Repurchase Notice has been given may be converted in accordance with the terms of the Indenture only if the applicable Repurchase Notice has been validly withdrawn before the expiration of the Offer, as described in Section 4 below.

2.4.         Market for the Notes and the Shares of the Guarantor.

There is no established reporting system or trading market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results and the market for similar securities.  The Notes have been deposited with the Trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

Although the Notes are not currently convertible, the Notes are convertible in certain circumstances into cash and a number of shares of the Guarantor determined as specified in the Indenture and the terms of the Notes.  The current conversion rate of the Notes is 6.0944, equivalent to a conversion price per share of approximately $164.08.  This conversion rate is subject to adjustment upon the occurrence of certain corporate events but not for accrued interest.  In addition, if certain fundamental changes occur on or before December 20, 2011, the Company will in some cases increase the conversion rate for a holder electing to convert Notes in connection with such fundamental change.

The Guarantor’s shares are listed on the New York Stock Exchange under the symbol “RIG” and on the SIX Swiss Exchange under the symbol “RIGN.”  As a result of the Transaction, the Company, the former parent holding company of the Transocean group, became a direct, wholly-owned subsidiary of the Guarantor.  In the Transaction, the Guarantor issued one of its shares in exchange for each ordinary share of the Company.  The following table presents the range of high and low quarterly sales prices of the Guarantor’s shares on the NYSE since January 1, 2009.

	Price
	High	Low
2009
First Quarter	$67.17	$46.11
Second Quarter	85.57	56.75
Third Quarter	87.22	65.04
Fourth Quarter	94.44	78.71
2010
First Quarter	$94.88	$76.96
Second Quarter	92.67	41.88
Third Quarter	65.98	44.30
Fourth Quarter	73.94	61.60
2011
First Quarter	$85.98	$68.89
Second Quarter	83.05	59.30
Third Quarter	65.39	47.70
Fourth Quarter (through November 15)	60.09	43.15

On November 15, 2011, the last reported sales price of shares of the Guarantor on the NYSE was $47.86 per share.  As of October 26, 2011, there were 319,855,270 shares outstanding.  We urge you to obtain current market information for the Notes, to the extent available, and the shares of the Guarantor before making any decision to surrender your Notes pursuant to the Offer.

2.5.         Redemption.

After the tenth business day after the Repurchase Date, the Company may redeem any Notes that remain outstanding, in whole or in part, for cash at a price equal to the principal amount plus accrued and unpaid interest up to but excluding the redemption date.

2.6.         Fundamental Change.

A holder may require the Company to repurchase for cash his or her Notes if there is a Fundamental Change (as defined in the Indenture) at a purchase price equal to the principal amount plus accrued and unpaid interest up to but excluding the Fundamental Change Purchase Date (as defined in the Indenture).

2.7.         Ranking.

The Notes are unsecured, unsubordinated debt of the Company. The Notes rank equal in right of payment with all of the Company’s existing and future unsecured, unsubordinated debt. The guarantee of the Notes is the general unsecured obligation of the Guarantor and ranks equally with all existing and future unsecured and unsubordinated debt of the Guarantor. The Notes and the guarantee are effectively subordinated to all existing and future indebtedness of the subsidiaries of the Company and the Guarantor, respectively.

3.             Procedures to be Followed by Holders Electing to Surrender Notes for Purchase.

Holders will not be entitled to receive the Repurchase Price for their Notes unless they validly surrender and do not withdraw the Notes before the expiration of the Offer.  Only registered holders are authorized to surrender their Notes for purchase.  Holders may surrender some or all of their Notes; however, any Notes surrendered must be in $1,000 principal amount or an integral multiple thereof.

If holders do not validly surrender their Notes before the expiration of the Offer, their Notes will remain outstanding subject to the terms of the Notes.

3.1.         Method of Delivery.

The method of delivery of Notes, the related Repurchase Notice and all other required documents, including delivery through DTC and acceptance through ATOP, is at the election and risk of the person surrendering such Notes and delivering such Repurchase Notice and, except as expressly otherwise provided in the Repurchase Notice, delivery will be deemed made only when actually received by the Paying Agent.  The date of any postmark or other indication of when a Note or the Repurchase Notice was sent will not be taken into account in determining whether such materials were timely received.  If such delivery is by mail, it is suggested that holders use properly insured, registered mail with return receipt requested, and that holders mail the required documents sufficiently in advance of December 15, 2011 to permit delivery to the Paying Agent prior to 5:00 p.m., New York City time, on December 15, 2011.

3.2.         Repurchase Notice.

The Indenture requires that the Repurchase Notice contain:

•                  the certificate number of the Notes in certificated form being delivered for purchase (provided, that if the Notes are in the form of a Global Security (as defined in the Indenture), then a beneficial owner of a Note shall comply with the procedures of DTC applicable to the repurchase of a Global Security);

•                  the portion of the principal amount of Notes to be repurchased, which portion must be in principal amounts of $1,000 or integral multiples thereof; and

•                  a statement that the Notes are to be purchased by the Company as of the Repurchase Date pursuant to the terms and conditions specified under the caption “Repurchase by the Company at the Option of the Holder” of the Notes and in the Indenture.

3.3.         Delivery of Notes.

Notes in Certificated Form. To receive the Repurchase Price, holders of Notes in certificated form must deliver to the Paying Agent the Notes to be surrendered for purchase and the accompanying Repurchase Notice, or a copy thereof, before 5:00 p.m., New York City time, on December 15, 2011.

Notes Held Through a Custodian. A holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such holder desires to surrender his or her Notes and instruct such nominee to surrender the Notes for purchase on the holder’s behalf.

Notes in Global Form. A holder who is a DTC participant may elect to surrender to the Company his or her beneficial interest in the Notes by:

•                  delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Notes before the expiration of the Offer; and

•                  electronically transmitting his or her acceptance through ATOP, subject to the terms and procedures of that system.

In surrendering through ATOP, the electronic instructions sent to DTC by the holder, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the holder, receipt by the holder of and agreement to be bound by the Repurchase Notice.

Notes and the Repurchase Notice must be delivered to the Paying Agent to collect payment.  Delivery of documents to DTC, the Company or the Guarantor does not constitute delivery to the Paying Agent.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC’S TRANSMITTAL PROCEDURES.

4.             Right of Withdrawal.

Notes surrendered for purchase may be withdrawn at any time before the expiration of the Offer. In order to withdraw Notes, holders must either comply with DTC’s withdrawal procedures or deliver to the Paying Agent written notice specifying:

•                  the certificate number of the withdrawn Notes (provided, that if the Notes are in the form of a Global Security (as defined in the Indenture), then a beneficial owner of the Notes shall comply with the procedures of DTC applicable to the withdrawal of a Repurchase Notice);

•                  the principal amount of the Notes with respect to which such notice of withdrawal is being submitted; and

•                  the principal amount, if any, of such Notes which remains subject to the original Repurchase Notice and which have been or will be delivered for purchase by the Company.

The signature on the notice of withdrawal must be guaranteed by an Eligible Guarantor Institution (as defined in Rule 17Ad-15 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)), unless such Notes have been surrendered for purchase for the account of an Eligible Guarantor Institution. Any properly withdrawn Notes will be deemed not validly surrendered for purposes of the Offer.  Notes withdrawn from the Offer may be resurrendered by following the surrender procedures described above.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC’S WITHDRAWAL PROCEDURES.

5.             Payment for Surrendered Notes.

The Company will forward to the Paying Agent, before 11:00 a.m., New York City time, on December 16, 2011, the appropriate amount of cash required to pay the Repurchase Price for the Notes validly surrendered for purchase and not withdrawn, and the Paying Agent will promptly distribute the cash to the holders.  The Repurchase Price for any Notes that have been validly surrendered for purchase and not withdrawn will be paid promptly following the later of December 16, 2011 and the time of surrender of such Notes to the Paying Agent.  Each holder of a beneficial interest in the Notes that has properly delivered such beneficial interest for purchase by the Company through the DTC and not validly withdrawn such delivery before the expiration of the Offer will receive the Repurchase Price promptly after such distribution.

The total amount of funds required by the Company to purchase all of the Notes is approximately $1.7 billion (assuming all of the Notes are validly surrendered for purchase and accepted for payment).  In the event any Notes are surrendered and accepted for payment, the Company intends to use available cash of it and its affiliates to pay the Repurchase Price.

6.             Notes Acquired.

Any Notes that are purchased by the Company pursuant to the Offer will be canceled by the Trustee, pursuant to the terms of the Indenture.

7.             Plans or Proposals of the Guarantor.

Except as described or incorporated by reference in this document, the Guarantor presently has no plans that relate to or would result in:

(1)           any extraordinary transaction, such as a merger, reorganization or liquidation, involving any of its subsidiaries;

(2)           any repurchase, sale or transfer of a material amount of assets of the Guarantor or any of its subsidiaries;

(3)           any material change in the present dividend rate or policy, or indebtedness or capitalization of the Guarantor;

(4)           any change in the present board of directors or management of the Guarantor, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer of the Guarantor (provided, that, in accordance with the Guarantor’s board retirement policy, it is expected that Mr. Grijalva and Mr. Rose will not stand for reelection to the board of directors at the Guarantor’s 2011 annual general meeting);

(5)           any other material change in the Guarantor’s corporate structure or business;

(6)           any class of equity security of the Guarantor to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)           any class of equity security of the Guarantor becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended;

(8)           the suspension of the Guarantor’s obligation to file reports under Section 15(d) of the Exchange Act;

(9)           the acquisition by any person of additional securities of the Guarantor, or the disposition of securities of the Guarantor; or

(10)         any changes in the Guarantor’s articles of incorporation or organizational regulations or its other governing instruments or other actions that could impede the acquisition of control of the Guarantor.

8.             Interests of the Directors, Executive Officers and Affiliates of the Company and the Guarantor in the Notes.

To the knowledge of the Company and the Guarantor:

•                  none of the Company, the Guarantor or their respective executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Notes;

•                  none of the officers or directors of the subsidiaries of the Company or the Guarantor has any beneficial interest in the Notes;

•                  neither the Company nor the Guarantor will purchase any Notes from such persons; and

•                  during the 60 days preceding the Repurchase Date, neither the Company, the Guarantor nor, to their knowledge, any of their respective executive officers, directors or affiliates have engaged in any transactions in the Notes.

A list of the directors and executive officers of each of the Company and the Guarantor is attached to this Company Notice as Annex A.

9.             Purchases of Notes by the Company, the Guarantor and their Affiliates.

Each of the Company, the Guarantor and their respective affiliates, including their respective executive officers and directors, are prohibited under applicable federal securities laws from purchasing Notes (or the right to purchase Notes) other than through the Offer until at least the tenth business day after the Repurchase Date.  Following that time, if any Notes remain outstanding, Company, the Guarantor and their respective affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which may be consummated at purchase prices higher or lower than the Repurchase Price to be paid pursuant to the Offer.  Any decision to purchase Notes after the Offer, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes surrendered for purchase pursuant to the Offer, the market price of the shares of the Guarantor, our business and financial position and general economic and market conditions.

On or after the tenth business day after the Repurchase Date, the Company may redeem any Notes that remain outstanding, in whole or in part, for cash at a price equal to the principal amount plus any accrued and unpaid interest to, but excluding, the redemption date.

10.          Material United States Federal Income Tax Considerations.

The following discussion is a summary of the material U.S. federal income tax considerations relating to the surrender of Notes for purchase pursuant to the Offer. This discussion does not purport to be a complete analysis of all potential tax effects of the Offer. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. Moreover, this summary applies only to holders who hold Notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not purport to deal with persons in special tax situations, such as financial institutions (including banks), insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates or former long-term residents, persons holding Notes as a position in a “straddle,” “hedge,” “conversion” or other integrated transaction for tax purposes, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, S corporations and other pass-through entities (including partnerships), traders in securities who elect the mark-to-market method of accounting for their securities, holders that are subject to the alternative minimum tax provisions of the Code, personal holding companies, and real estate investment trusts. If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of partnerships that are beneficial owners of Notes should consult their own tax advisors about the U.S. federal income tax consequences of surrendering Notes pursuant to the Offer. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality or any foreign jurisdiction.

THIS SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES TO YOU OF SURRENDERING NOTES FOR PURCHASE PURSUANT TO THE OFFER.  WE URGE YOU TO CONSULT A TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF SURRENDERING NOTES FOR PURCHASE PURSUANT TO THE OFFER IN LIGHT OF YOUR OWN SITUATION.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Notes that is, for U.S. federal income tax purposes: a citizen or resident of the United States; a corporation (or other entity that is treated as a corporation) created or organized in the United States or under the laws of the United States or any state thereof including the District of Columbia; an estate the income of which is subject to U.S. federal income tax regardless of its source; or a trust if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. As used herein, the term “non-U.S. Holder” means a beneficial owner of Notes, other than a partnership, that is not a U.S. Holder as defined above.

U.S. Holders.

Sale of Notes Pursuant to the Offer. A U.S. Holder who receives cash in exchange for Notes pursuant to the Offer will recognize taxable gain or loss equal to the difference between (a) the amount of cash received and (b) the U.S. Holder’s adjusted tax basis in the Notes surrendered. A U.S. Holder’s adjusted tax basis in the Notes will generally equal the U.S. Holder’s cost of the Notes increased by any accrued market discount that was previously included in income, or will be included in income this year, by such U.S. Holder and reduced by the amount of any bond premium previously amortized by the U.S. Holder with respect to such Notes. Subject to the market discount rules discussed below, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Notes for more than one year. Long-term capital gain recognized by a non-corporate U.S. Holder generally is subject to U.S. taxation at a maximum rate of 15%. The deductibility of capital losses is subject to limitations.  Payments for accrued interest not previously included in income will be treated as ordinary interest income.

A U.S. Holder who acquired Notes at a market discount generally will be required to treat any gain recognized upon the purchase of its Notes pursuant to the Offer as ordinary income rather than capital gain to the extent of the accrued market discount, unless the U.S. holder elected to include market discount in income as it accrued. Subject to a de minimis exception, “market discount” equals the excess of the stated redemption price at a maturity of the Notes over the U.S. Holder’s initial tax basis in the Notes.  U.S. Holders should consult their tax advisors regarding the portion of any gain that would be taxable as ordinary income under the market discount rules.

Information Reporting and Backup Withholding.  Under the backup withholding provisions of the Code, a U.S. Holder who surrenders Notes for purchase will generally be subject to backup withholding at the rate of 28% of any gross payment if such holder fails to provide a certified Taxpayer Identification Number (Employer Identification Number or Social Security Number). A U.S. Holder who provides a certified Taxpayer Identification Number may nevertheless be subject to backup withholding on the portion of the payment representing accrued interest, if the Company has been notified by the Internal Revenue Service (the “IRS”) that such U.S. Holder is currently subject to backup withholding as a result of a failure to report all interest or dividends or if such U.S. Holder fails to certify to the Company that such U.S. Holder has not been so notified.  U.S. Holders electing to surrender Notes should complete an IRS Form W-9 and attach it to the Notes being surrendered. If you are a U.S. Holder exempt from backup withholding under the Code, please provide your Taxpayer Identification Number and so indicate on the Form W-9.

If a U.S. Holder who elects to surrender Notes does not provide the Company (or its paying agent) with the holder’s correct Taxpayer Identification Number or other required information, the holder may, in addition to being subject to backup withholding, be subject to penalties imposed by the IRS.  Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the holder timely furnishes certain required information to the IRS.

Non-U.S. Holders.

Sale of Notes Pursuant to the Offer. A non-U.S. Holder who receives cash in exchange for Notes pursuant to the Offer generally will not be subject to U.S. federal income or withholding tax on any gain recognized, unless:

•                  the gain is effectively connected with the conduct by such non-U.S. Holder of a trade or business in the United States and, in the case of certain treaty residents, is attributable to a permanent establishment or a fixed base in the United States,

•                  such non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met, or

•                  such non-U.S. Holder does not establish an exemption from backup withholding, as discussed in “—Information Reporting and Backup Withholding,” below.

Subject to the discussion in “—Information Reporting and Backup Withholding,” below, a non-U.S. Holder will not be subject to U.S. federal income or withholding tax on payments of accrued but unpaid interest not previously included in income as long as the Company is not engaged in the conduct of any trade or business in the United States.  The Company does not believe that it is or has been engaged in the conduct of any trade or business in the United States.

Information Reporting and Backup Withholding. If a non-U.S. Holder holds Notes through the non-U.S. office of a non-U.S. broker or financial institution, backup withholding and information reporting generally will not be required. Information reporting, and possibly backup withholding, may apply if the Notes are held by a non-U.S. Holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. Holder fails to provide appropriate information (on IRS Form W-8BEN or other applicable form). Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of Notes pursuant to the Offer.

11.          Additional Information.

The Guarantor files annual, quarterly and special reports, proxy statements and other information with the SEC.  You can read and copy any materials the Guarantor files with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains a Web site that contains information the Guarantor files electronically with the SEC, which you can access over the Internet at http://www.sec.gov.  You can obtain information about the Guarantor at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The Company and the Guarantor have filed with the SEC a Tender Offer Statement on Schedule TO under Section 13(e)(4) of the Exchange Act and Rule 13e-4 of the SEC, furnishing certain information with respect to the Offer. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as described above.

The documents listed below contain important information about Transocean and its financial condition:

•                  Transocean Ltd.’s Annual Report on Form 10-K for the year ended December 31, 2010 is incorporated herein by reference;

•                  Transocean Ltd.’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2011, June 30, 2011 and September 30, 2011 are incorporated herein by reference;

•                  Transocean Ltd.’s Current Reports on Form 8-K filed with the SEC January 18, 2011, February 3, 2011, February 14, 2011, May 18, 2011, June 17, 2011, June 30, 2011, July 20, 2011, August 4, 2011, August 15, 2011, August 17, 2011, November 4, 2011 and Transocean Ltd.’s Current Report on Form 8-K/A filed with the SEC on August 17, 2011 are incorporated herein by reference;

•                  The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated December 5, 2007 to the prospectus dated December 3, 2007 and under the caption “Description of Debt Securities” in that prospectus is incorporated by reference herein;

•                  The description of Transocean Ltd.’s guarantee of the Notes contained in Transocean Ltd.’s Current Report on Form 8-K12G3 filed with the SEC on December 19, 2008 is incorporated herein by reference; and

•                  The description of Transocean Ltd.’s share capital contained in Transocean Ltd.’s Current Report on Form 8-K12G3 filed with the SEC on December 19, 2008 is incorporated herein by reference.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

12.          No Solicitation.

There are no persons directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the Offer. Wells Fargo Bank, National Association, however, is the trustee under the Indenture and will be communicating with and providing notices to holders of the Notes as required by the Indenture.

13.          Definitions.

All capitalized terms used but not specifically defined herein shall have the meanings given to those terms in the Indenture and the Notes.

14.          Conflicts.

In the event of any conflict between this Company Notice and the accompanying Repurchase Notice, on the one hand, and the terms of the Indenture and the Notes or any applicable laws, on the other hand, the terms of the Indenture or the Notes or applicable laws, as the case may be, will control.

None of the Company, the Guarantor or their respective boards of directors or employees are making any recommendation to any holder as to whether to surrender or refrain from surrendering Notes for purchase pursuant to this Company Notice. Each holder must make his or her own decision whether to surrender his or her Notes for purchase and, if so, the principal amount of Notes to surrender based on their own assessment of current market value and other relevant factors.

TRANSOCEAN INC.

November 16, 2011

ANNEX A
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table presents the name and title of each of the Company’s executive officers and directors as of November 15, 2011.  The address of each such person is c/o Transocean Inc., 70 Harbour Drive, Grand Cayman, Cayman Islands KY1-1003.

Name	Title
C. Stephen McFadin	President and Director of the Company
William H. Gammerdinger	Vice President, Treasurer and Director of the Company
Elizabeth A. Kelly	Director of the Company

The following table presents the name and title of each of the Guarantor’s executive officers and directors as of November 15, 2011.  The address of each such person is c/o Transocean Ltd., Chemin de Blandonnet 10, CH-1214 Vernier, Switzerland.

Name	Title
Steven L. Newman	President, Chief Executive Officer and Director of the Guarantor
Ricardo H. Rosa	Senior Vice President and Chief Financial Officer of the Guarantor
Nick Deeming	Executive Vice President, General Counsel of the Guarantor
Ihab Toma	Executive Vice President, Operations of the Guarantor
Robert L. Herrin, Jr.	Vice President and Interim Controller of the Guarantor
J. Michael Talbert	Chairman of the Board of Directors of the Guarantor
Jagjeet S. Bindra	Director of the Guarantor
Thomas W. Cason	Director of the Guarantor
Tan Ek Kia	Director of the Guarantor
Steve Lucas	Director of the Guarantor
Martin B. McNamara	Director of the Guarantor
Edward R. Muller	Director of the Guarantor
Robert M. Sprague	Director of the Guarantor
Ian C. Strachan	Director of the Guarantor